GRAFF GOLF

2020 Report

Dear investors,

Thank you all for your continued support! While this year has certainly been unpredictable, the team and I have managed to get quite a bit done and continue towards our mission of empowering athletes to use analytics to improve their game. We are on track to ship the production units to our Indiegogo backers in the next few months. We are eagerly awaiting this moment and cannot wait to bring our product to market!

We need your help!

Spread the word! We have been hard at work developing a product that we are confident the golf market has been waiting on for a very long time. Do your part to get the word out to everyone that you know that Graff is entering the market very soon! If you have any contacts in the PR industry, it would be fantastic to be introduced. Furthermore, make sure to stay engaged to the content released each week on The Club and to buy some merchandise at The Shop.

Sincerely,

Aaron Shapiro
Chief Executive Officer

Michael Eberle
Chief Technology Officer

Patrick Kelly
Vice President of Product

Our Mission

After launch, the Graff team wants to continue R&D to address additional opportunities. This being said, we will add many additional features and functionalities over the next five years. These include a platform for golf pros to view client shot data in between lessons, as well as integrating our technologies into driving ranges. This will allow traditional driving ranges to gamify the experience in the same way that Topgolf has. We also want to expand to smart balls for additional sports.

See our full profile

How did we do this year?

Report Card

B+

The Good

- Secured international supply chain
- Sold $120,000 of preorders
- Completed product development

The Bad

- Manufacturing delays
- Product development delays
- App development delays

2020 At a Glance

January 1 to December 31

$10,459
Revenue

-$124,941
Net Loss

$99,856
Short Term Debt

$230,355
Raised in 2020

$16,764
Cash on Hand

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We produce smart golf balls. When you hit a Graff Golf smart golf ball, the shot data is recorded to your profile on our smartphone app. The app analyzes the data and generates actionable insight on how you can most efficiently improve your game. Using the app, you can see potential issues in your swing, what is likely causing them, and useful drills and videos to improve. The more shots you hit, the more accurate the analysis becomes.

After launch, the Graff team wants to continue R&D to address additional opportunities. This being said, we will add many additional features and functionalities over the next five years. These include a platform for golf pros to view client shot data in between lessons, as well as integrating our technologies into driving ranges. This will allow traditional driving ranges to gamify the experience in the same way that Topgolf has. We also want to expand to smart balls for additional sports.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Graff Golf LLC was incorporated in the State of Georgia in February 2019.

Since then, we have:

- Developed a smart golf ball and analytics platform that enables golfers to view detailed analytics of their swing and improve using custom practice programs
- Built a high-quality, international supply chain capable of producing both the charger and smart golf ball.
- Website traffic growing massively with over 8,000 unique page views last month —doubling from the month prior.
- Electronics can easily be implemented into parallel markets such as baseball, softball, soccer and tennis—our business model is expandable.
- Won the Johns Hopkins University Start-Up Competition.
- Raised $185k from private investors.

Historical Results of Operations

Our company was organized in February 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $10,458.80 compared to the year ended December 31, 2019, when the Company had revenues of $0. Our gross margin was 45.38% in fiscal year 2020, compared to % in 2019.
- *Assets.* As of December 31, 2020, the Company had total assets of $147,931.10, including $16,764 in cash. As of December 31, 2019, the Company had $15,375.34 in total assets, including $15,375.34 in cash.
- *Net Loss.* The Company has had net losses of $124,941.34 and net losses of $78,126.10 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.
- *Liabilities.* The Company's liabilities totaled $235,664.69 for the fiscal year ended December 31, 2020 and $0 for the fiscal year ended December 31, 2019.

Liquidity & Capital Resources

To-date, the company has been financed with $90,000 in equity and $90,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Graff Golf LLC cash in hand is $16,764, as of January 2021. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $3,604/month, for an average burn rate of $3,604 per month. Our intent is to be profitable in 6 months.

The majority of our expenses has been regarding product development and testing. This includes ordering prototypes, testing and redesigning the hardware, as well as developing the mobile app and web platform. The other major expenses are legal costs.

Our expected launch in May is projected to provide us with initial inventory and excess capital. The excess funds will be put into marketing and advertising to grow our customer base. Expenses should be cut in the next three months, as development and testing will be concluded.

The company will continue to raise a Seed round to continue company growth and development. After this is complete, the company will turn its attention to raising a Series A for additional growth.

Net Margin: -1,195% **Gross Margin: 45%** **Return on Assets: -84%** **Earnings per Share: -$124,941.34**

Revenue per Employee: $Infinity **Cash to Assets: 11%** **Revenue to Receivables: ~** **Debt Ratio: 159%**

Graff_Golf_-_2020_Financials.pdf

We ♥ Our 188 Investors

Thank You For Believing In Us

Walter Fyler
Malka Bernstein-Schorr
John Barry Bowen
Scott Dippel
Stephen Gervasi
John Krill
Tysheika Brown
Ryan Zakszeski
Douglas Emerson Mattick
John Pullen
Andrew Aaronson
Emily Hensley
Duncan Van Kouteren
Richard Kramer
Dawn And Steve Gervasi
Maurice Haughton
Joseph Charles Koch
Michael Cross
Bradley Peters
Mike Maisel
Mike Kellogg
Kristopher Kollias
Randel Thibodeaux
Michael Brandt
Glenn JENTRY
William Finn
Robert Spellman

Alexander Clarence McIn...
Cory Owens
Bryan Saint-Louis
Robert Weiss
Christopher Zechman
Boban Fara
Leslie Johnson
Terri N. Tutt Daniel
Steven Ontaneda
Christopher Davis
Joseph Iemma
Jodi Miller
Teresa Iemma
Christopher James
Corey Bregman
Kris Southwick
Vincent Bonaddio
Jacob Rexius
Tamas MALACSINA
Mitchell Shane Orgill
Gerry Van Dyke
Liling Tan
Rajash G Bhakta
Jeff Hignett
Lawrence Young
Joseph M Garza
Joseph Tischler

Anh Nguyen
Pieter De Waal DeWet
Jelili APALARA
Blaine McDonough
Betty Salk Kalish
Marie McGruder
Kevin Mclain
Mason Cortez
Leslie Craig Mack
Girish Amin
Joseph Iemma
Brian Kelly
Brian Fischer
Tom Placey
Mercedes Herdrich
Mario M Teel Jr.
Vicki Steine
Robert Orval Seeber
Alec Arthur
Mohamed Almheiri
Jan Zarfoss
Brooks Luckett
Bryan Krill
Samuel Stanovich
Termel SLEDGE
Floyd Ivy
Nicholas Czarniecki

Thomas L. Hughes
Travis S Silman
Sheila Henriques
Jake Vall
Bailey Finkelberg
Steve Freed
Ray Lowe
Chris Newman
Alex Lebon
Brennon Mitchell
Warren Alifeld
Charles Dubois
Travis Grace
Michael Fink
Daniel Ruppert
Oscar Cosby
Ruslan Gadulshin
Michael K Kesler
Logan Lenz
Yuliang Liu
Jesse Medina
Dario Doimo
Sharon Polster
Ken Havelock
Brian Slaughter
Dawn Marie Mecko
Nicholas Culbertson

Kenneth Drylie Sr.
David Brown
Joseph Leonetti
Nick Leongas
Emily Brantner
Jonah Lyons
David Coates
Raymond Eenigenburg
Mark Tennis
Peter Van Drumpt
Laura Oncea
Martin Steine
Kyle Roberts
Howard Stamato
Steuart Markley
Steven Naturman
Jeff Stone
Joseph Oseghale
Lauren Decker
Sandy Toth
John C. Wacker III
Rodney Corder
Gregory KNIGHT
Vladimir Bojcev
Gary Brinson
Glenn Badenhop
Paula Gordon

Kevin Brown
Lisa MacAllister
Lyle Notice
Maxine Witteveen
Chris Carder
Nicolas Suarez
Alan D Jones
Don Colvin
George Suchey
Isaac Scoville
Weston Brantner
James MacFarlane
Scott Snable
Marcus Haughton
Joseph Quinn
Robin Post
Mark Arruda
Denis Hogan
Walter Rowntree
Richard Davis
Greg Powell
Prodromos Lazarou
Rob Eberle
John Brooks
Rodge Bickerataff
Grace R. Penabad
Kenneth D. Tyson

Gary Johnson
Doray Hill
Will Leger
Martha Clark
Elizabeth La Fountain C...
Sharon Hook
Suresh Goel
Gregory EWERT
Michael McClurg
Ilicia Shapiro
Stacy Kelly
Nick DiFiore
Randy Alifeld
Bruce A Kane
Julie Stumpf Cina
Kathryn Schick Madow
Eric JOHNSON
Nahiem Hood
Richard R Brunelle
Ole Olsen
Fred Barrolle
Daniel Squier
Cheryl Alifeld
Timothy P. Tart
Kade Keith
Glenn E Windom

Thank You!

From the Graff Golf Team



Aaron Shapiro
Chief Executive Officer



Michael Eberle
Chief Technology Officer



Patrick Kelly
Vice President of Product